UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November 2017

Commission File No. 001-33562

Platinum Group Metals Ltd.

Suite 788 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2017	PLATINUM GROUP METALS LTD.

/s/ R. Michael Jones
R. Michael Jones
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Material Contract – Sprott Amended and Restated Credit Agreement, October 11, 2016

99.2	Material Contract – Sprott 1st Amended and Restated Credit Agreement Modification Agreement, January 13, 2017

99.3	Material Contract – Sprott 2nd Amended and Restated Credit Agreement Modification Agreement, April 13, 2017

99.4	Material Contract – Sprott 3rd Amended and Restated Credit Agreement Modification Agreement, June 13, 2017

99.5	Material Contract – Sprott 4th Amended and Restated Credit Agreement Modification Agreement, September 25, 2017

99.6	Material Contract – Liberty Amended and Restated Credit Agreement, October 30, 2017